

Mail Stop 3561

June 24, 2016

Leandro Montero
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Avenida Del Libertador 6363
Ciudad de Buenos Aires, C1428ARG
Buenos Aires, Argentina

> **Re:** **Empresa Distribuidora y Comercializadora Norte S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Response Dated May 11, 2016**
> **File No. 1-33422**

Dear Mr. Montero:

We have reviewed your May 11, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to the comment in our April 27, 2016 letter.

2. Regulatory Framework

VII. Loans for consumption (mutuums) and assignments of secured receivables, page F-19

1. We note your responses to comments 1-6. Additionally, we have read the overview you provided with respect to the loans for consumption program with CAMMESA filed on April 20, 2016. After reviewing all information provided to us, we do not concur that the cash flows associated with the loans should be classified within operating activities on your consolidated statements of cash flows. In reaching our conclusion, we note that the CAMMESA transactions represent loans, in legal form, and include traditional financing terms, such as interest and a repayment schedule to be established by the Secretary of Energy. Although we note you anticipate that the loans may be forgiven, such scenario is based on a favorable outcome related to the ongoing tariff review process, which is a

contingent event not within your control. Prior to restating your financial statements, provide us with an explanation and quantification of the specific adjustments you intend to make and, in doing so, ensure that you appropriately identify all applicable non-cash transactions.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products